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                                                                               .
                                                                               .
                                                                               .
                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

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
      In the Matter of:

      CENTERPOINT ENERGY, INC.                 CERTIFICATE OF
      1111 Louisiana                           NOTIFICATION
      Houston, Texas  77002

      (70-9895)
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                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                         -------------------------------

     THIS IS TO CERTIFY that, in accordance with the terms and conditions of the application-declaration, as amended, of Reliant Energy, Incorporated and CenterPoint Energy, Inc. in the above-captioned file (the "Application") and the order of the Securities and Exchange Commission with respect thereto (HCAR No. 27548 (July 5, 2002)), CenterPoint Energy, Inc. (the "Company" or "CenterPoint") is reporting the following information for itself and its subsidiaries for the quarterly period ended March 31, 2003. Unless defined herein, capitalized terms have the meaning given them in the Application.

      1. The sales of any common stock or preferred securities by the Company or a Financing Subsidiary and the purchase price per share and the market price per share at the date of the agreement of sale.

            None.

      2. The total number of shares of the Company's common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans, including any employee benefit plans or dividend reinvestment plans hereafter adopted.

            312,761 shares were issued under the Investor's Choice Plan.

            2,176,200 stock options were granted to Company employees at a strike price of $5.64 under the Company's Long Term Incentive Plan. None of the options granted are currently exercisable. In accordance with the terms of applicable plan documents, an additional 751,867 stock options were granted to present and former employees at various prices to maintain the intrinsic value of prior grants following the distribution of Texas Genco Holdings, Inc. common stock to shareholders during the quarter.


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            A total of 545,300 shares of common stock were granted to
            participants under the Company's Long-Term Incentive Plan as time-based restricted shares which vest March, 2006. Also, a total of 545,300 shares of common stock were granted to participants under the Long-Term Incentive Plan as performance-based restricted shares for the 2003-2005 performance cycle. An additional 8,820 shares of time based restricted shares of common stock were granted to present and former employees to maintain the intrinsic value of prior grants following the distribution of Texas Genco Holdings, Inc. common stock to shareholders during the quarter, and an additional 14,399 shares of time-based restricted common stock were granted to present and former employees to maintain the intrinsic value of grants made for the 2000-2002 performance cycle.

            638 shares were issued in exchange for convertible NorAm 6% Subordinated Debentures tendered during the quarter.

      3. If the Company's common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

            None.

      4. If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.

            See Exhibit A hereto.

      5. The amount and terms of any long-term debt issued by the Company during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date.

            On February 28, 2003, the Company reached agreement with a syndicate of banks on a second amendment to its $3.85 billion bank credit facility with those banks (the "Second Amendment"). Under the Second Amendment, the maturity date of the bank credit facility has been extended from October 2003 to June 30, 2005 and $1.2 billion in mandatory prepayments that would have been required in 2003 have been eliminated. Pricing for loans under the Second Amendment remains the same as under the original $3.85 billion, 364-day CenterPoint credit facility at current credit ratings. CenterPoint agreed to pay the banks an extension fee of 75 basis points on the amounts outstanding under the bank facility on October 9, 2003, the maturity date of the original bank credit facility. CenterPoint also paid $41 million in fees that were due on February 28, 2003 and agreed to accelerate payment of $20 million in fees that were otherwise due on June 30, 2003, under the terms of the existing facility.

            To provide additional security to the lenders, CenterPoint has committed, subject to the Commission's approval under the Public Utility Holding Company Act of 1935 (the "1935 Act"), to grant the banks a security interest in its 81% stock ownership of Texas Genco Holdings, Inc. If the Company is unable to provide


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            that security in a timely manner, the interest rates will be increased by 25 basis points beginning May 28, 2003.

            CenterPoint has committed under the Second Amendment to grant the banks, on or before May 28, 2003, warrants to purchase 10%, on a fully diluted basis, of the Company's common stock. The exercise price for the warrants would be equal to the greater of (i) $6.56 or
            (ii) 110% of the closing price of CenterPoint common stock on the New York Stock Exchange on the date the warrants are issued. The warrants would be issued upon receipt of Commission approval and would remain outstanding for four years. They would not, however, be exercisable for a year after issuance. The Second Amendment provides that the Company may extinguish up to $400 million of warrants by reducing the bank facility by a like amount on or before May 28, 2003. Similarly, the Company is able to extinguish the remaining 50% of the warrants, again on a proportionate basis, if it reduces the bank facility by up to $400 million by the end of 2003.

            Issuance of the warrants is also subject to obtaining Commission approval under the 1935 Act. If Commission approval to issue the warrants is not obtained on or before May 28, 2003, CenterPoint is obligated to further negotiate with the banks and bank counsel to provide the banks equivalent cash compensation over the term that the warrants would have been exercisable (to the extent they are not otherwise extinguished).

            In March 2003, the Company repaid $50 million to the banks under the Second Amendment and permanently reduced the bank credit facility to $3.8 billion.

            As of the end of the quarter, the Company had no short-term debt outstanding.

      6. The amount and terms of any long-term debt issued by any Utility Subsidiary during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date.

            On March 18, 2003, CenterPoint Energy Houston Electric, LLC (the "T&D Utility") issued its General Mortgage Bonds totaling $762 million, comprising $450 million 10-year bonds with a coupon rate of 5.7%, and $312.275 million 30-year bonds with a coupon rate of 6.95%. Proceeds were used to redeem $312.275 million of its outstanding First Mortgage Bonds and to repay $429 million of $687 million intercompany notes to CenterPoint, of which $150 million was used by CenterPoint to repay its medium term notes maturing on April 21, 2003.

            On March 25, 2003, CenterPoint Energy Resources Corp. ("GasCo") issued $650 million of 7.875% senior unsecured notes. A portion of the proceeds was used to retire $260 million of GasCo's 6 3/8% Term Enhanced ReMarketable Securities


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            ("TERMS"). Proceeds were also used to repay loans under a $350 million bank revolving credit facility that was due to expire on March 31, 2003.

            On March 25, 2003, GasCo closed a $200 million revolving credit facility which will be used for working capital needs, including the financing of capital expenditures. This 364-day facility has a drawn cost of LIBOR plus 250 basis points, including the facility fee, at existing credit ratings.

            For the aggregate amount of short-term debt outstanding as of the end of the quarter for the Utility Subsidiaries, as well as the weighted average interest rate for such short-term debt as of such date, see Exhibit E hereto.

      7. The amount and terms of any financings consummated by any Non-Utility Subsidiary that are not exempt under Rule 52 under the Public Utility Holding Act, as amended.

            None.

      8. The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto.

            None.

      9. The name, parent company and amount of equity in any intermediate subsidiary during the quarter and the amount and terms of any securities issued by such subsidiaries during the quarter.

            On January 6, 2003, the Company distributed pro rata to its shareholders a total of 15,235,759.3 shares of the common stock
            (par value, $.001 per share) of Texas Genco Holdings, Inc., an intermediate holding company owned by Utility Holding, LLC and which indirectly owns Texas Genco, LP. The shares distributed represented approximately 19% of the common stock of Texas Genco Holdings, Inc. They were distributed pursuant to the Company's business separation plan that had been approved by the Public Utility Commission of Texas under the requirements of the Texas electric restructuring law that was enacted in 1999. Following the distribution, the common stock of Texas Genco Holdings, Inc. began trading on the New York Stock Exchange under the symbol "TGN". Following the distribution to shareholders, the Company continued to own 64,764,240.7 shares of the common stock of Texas Genco Holdings, Inc.

      10. The information required by a Certificate of Notification on Form U-6B-2.

            Not applicable.


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      11.   Consolidated balance sheets for the Company and/or a Utility
            Subsidiary as of the end of the quarter and separate balance sheets as of the end of the quarter for each company that has engaged in jurisdictional financing transactions during the quarter.

            See Exhibit B hereto. See also the Quarterly Report on Form 10-Q filed by the Company on May 12, 2003 (File No. 1-31447), the Quarterly Report on Form 10-Q filed by CenterPoint Energy Resources Corp. on May 13, 2003 (File No. 1-13265), and the Quarterly Report on Form 10-Q filed by CenterPoint Energy Houston Electric, LLC on May 15, 2003 (File No. 1-3187), all of which are incorporated herein by reference.

      12. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of the Company on a consolidated basis and of each Utility Subsidiary.

            See Exhibit C hereto.

      13. A retained earnings analysis of the Company on a consolidated basis and of each Utility Subsidiary detailing gross earnings, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

            See Exhibit D hereto.

      14. A table showing, as of the end of the quarter, the Money Pool participants and amount of outstanding borrowings for each.

            See Exhibit E hereto.

      15. As to each financing subsidiary, (a) the name of the subsidiary; (b) the value of the Company's investment account in such subsidiary;
            (c) the balance sheet account where the investment and the cost of the investment are booked; (d) the amount invested in the subsidiary by the Company; (e) the type of corporate entity; (f) the percentage owned by the Company; (g) the identification of other owners if not 100% owned by the Company; (h) the purpose of the investment in the subsidiary; and (i) the amounts and types of securities to be issued by the subsidiary.

            See Exhibit F hereto. The Company may organize and acquire, directly or indirectly, the common stock or other equity interests of one or more financing subsidiaries for the purpose of effecting various financing transactions from time to time through the Authorization Period involving the issuance and sale of up to an aggregate of $1 billion (cash proceeds to the Company or the respective subsidiary company) in any combination of common stock, preferred securities, debt securities, stock purchase contracts and stock purchase units, as well as its common stock issuable pursuant to such stock purchase contracts and stock


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            purchase units, all as set forth in further detail in the
            Application. Such financing subsidiaries have been organized because, in management's opinion, the creation and utilization of such financing subsidiary will likely result in tax savings, increased access to capital markets and/or lower cost of capital for the Company or its subsidiaries.

      16. For any service transactions among the Company (or any other system service provider, including Reliant Energy Trading and Transportation Group, Inc.) and the Utility Subsidiaries during the period, provide the following information (i) a narrative description of the services rendered; (ii) disclosure of the dollar amount of services rendered in (i) above according to category or department; (iii) identification of companies rendering services described in (i) above and recipient companies, including disclosure of the allocation of services costs; and (iv) disclosure of the number of the CenterPoint system employees engaged in rendering services to other CenterPoint system companies on an annual basis, stated as an absolute and as a percentage of total employees.

            See Exhibit G hereto.

            All transactions described herein have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application.

                          CENTERPOINT ENERGY, INC.

                               By:  /s/ Rufus S. Scott
                                    ----------------------------------
                                    Rufus S. Scott
                                    Vice President, Deputy General Counsel and
                                    Assistant Corporate Secretary


Dated: May 30, 2003


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Exhibits

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Exhibit       Description
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
Exhibit A     CenterPoint Energy, Inc., CenterPoint Energy Resources Corp. and
              Texas Genco Holdings, Inc. Guaranties Issued or Amended During
              First Quarter 2003

Exhibit B     Consolidated Balance Sheets for CenterPoint Energy, Inc. and
              Subsidiaries, CenterPoint Energy Houston Electric, LLC and
              Subsidiaries, CenterPoint Energy Resources Corp. and Subsidiaries and Texas Genco Holdings, Inc. (as of December 31, 2002 and March
              31, 2003) (unaudited)

Exhibit C     Capital Structure Chart of CenterPoint Energy, Inc., CenterPoint
              Energy Houston Electric, LLC, CenterPoint Energy Resources Corp.
              and Texas Genco Holdings, Inc. as of March 31, 2003

Exhibit D     Retained Earnings Analysis of CenterPoint Energy, Inc.,
              CenterPoint Energy Resources Corp., CenterPoint Energy Houston
              Electric, LLC and Texas Genco Holdings, Inc.

Exhibit E     Money Pool Participants and Outstanding Borrowings as of March 31,
              2003

Exhibit F     CenterPoint Energy, Inc. Investments in Financing Subsidiaries as
              of March 31, 2003

Exhibit G     Information on Service Transactions between CenterPoint Energy,
              Inc. and Utility Subsidiaries (Corporate Services, Support
              Services and Information Technology Services)
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